Mail Stop 4561


								December 22, 2005


John Lai
President
Viper Powersports, Inc.
5733  International Parkway
New Hope, Minnesota  55428

	Re:    	Viper Powersports, Inc.
		Registration Statement on Form 10-SB
		Filed November 22, 2005
		File No. 0-51632

Dear Mr. Lai:

      We have reviewed your filing and have the following comments.
Please note that under Section 12(g) of the Exchange Act your registration statement will go effective by lapse of time on January
23, 2006. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. It does not appear that you have a completed private placement with respect to the Standby Equity Distribution Agreement with Cornell Capital Partners. In this regard, we note that the purchase price under the equity line is 96% of the market price. However, as you disclose under Market Information, the company is currently traded on the "pink sheets," which is not considered to be an established market for these purposes. Because there is no established trading market for your securities, the purchase price-a material term-has not been determined and the investor will not be considered irrevocably bound. An investor must be irrevocably bound to purchase all shares of common stock underlying an equity line for the equity line to constitute a viable financing arrangement. Please revise throughout to inform stockholders about the foregoing impediments to your use of the equity line as a means to obtain capital. It appears inappropriate to suggest that this arrangement affords you with a viable means to obtain capital.
2. Update the financial statements pursuant to Item 310(g) of Regulation S-B, as needed.

Description of Business, page 1
3. Please expand the discussion relating to your 2005
reorganization
to better explain the background to and reasons for the reorganization. Specifically discuss the initial public offering undertaken in 2004 that was subsequently withdrawn (Form SB-2, File
no. 333-116396) including the reasons for the withdrawal.  Provide
a
clear explanation of the reverse acquisition and include the name of
the company prior to the merger, the amounts involved, why you engaged in the reverse acquisition rather than an initial public offering, and why you believe the reverse merger resulted in your being a "publicly traded company."
4. Revise to eliminate redundant disclosure and to provide a clear and materially complete discussion of each of the matters discussed.
For example, you discuss different and sometimes apparently overlapping aspects of the acquisition of proprietary engine technology in several places in the business section on pages 1, 2 and 5. You may wish to consider including a section on the chronological development of your company, including the various names used since your inception.
5. You state in various places that you expect to begin commercial production of Viper cruisers by spring 2006 with sales beginning in summer 2006 and sales of a second model in late 2006.  You also state
that you currently have written agreements with 17 authorized dealers. State whether or not you have approved financing under the dealer floor plan with any of these authorized dealers and provide
a
timeline of when you expect to have the required financing in place.
To the extent you are aware of conditions that may cause you to modify your production and sales schedule, please ensure that the disclosure is updated accordingly.
6. Clarify the relationship between Melling Consultancy Design and you. We note that you filed as an exhibit the asset purchase agreement between you and Thor Performance, which includes the contract rights to development production contracts with Melling, but have not filed the Melling contract agreement.  Have you entered into
any separate agreements directly with Melling?   Any agreements
between you and Melling Consultancy Design would appear to be material contracts that should be filed pursuant to Item 601 of Regulation S-B.
7. Regarding the fair market appraisal for the assets obtained from
Thor Performance, a related party, please provide us with a copy of the appraisal and disclose the name of the firm.
8. Please describe more specifically what the "leading" motorcycle trade shows and conventions and "popular" motorcycle rallies are. We note your disclosure in Plan of Operations that you will attend at least eight shows or rallies. Also describe in greater detail what you mean by "material public relations efforts" directed at "industry media sources as well as the general investment community."
9. We note that in the withdrawn SB-2, file no. 333-116396, you indicated you depended on a limited number of suppliers, Patrick Racing in particular. Tell us and disclose whether you continue to be dependent on any suppliers.
10. Please provide us with marked copies of the data you cite in support of your assertions that the market for your products is large and growing, including the Motorcycle Industry Council and Harley-Davidson annual report. Confirm, if true, that the information from the Motorcycle Industry Council, which is presented in the business section, is readily available at nominal or no charge.
11. Please clarify whether all of your current employees are full-time employees.

Manufacturing and Supplies, page 6
12. Clarify whether you are outsourcing key components of your motorcycles from sources outside the United States. Please discuss the extent to which you are reliant on outsourcing, if material, and any risks associated with such reliance.

Plan of Operations and Management Analysis of Financial Condition, page 8
13. Please note that the safe harbors of the Securities Litigation Reform Act of 1995 are unavailable to non-reporting issuers, such as
Viper Powersports, Inc. Please eliminate this reference or make it clear each time you reference the statute that it is unavailable to you.
14. Revise to discuss your results of operations pursuant to Item 303(b) of Regulation S-B.
15. What will be your anticipated general and administrative costs after effectiveness of this filing? What will be the effect of known changes as a result of becoming a reporting company? Are these anticipated expenses included in your projections for the next twelve months as shown on page 10? To the extent that these are trends known to management, they should be discussed.
16. Confirm whether the line item "general and administrative expenses including management compensation" in the 12-month expense table on page 10 is directly comparable to the "selling, general and administrative" line item in the income statement. If not, consider revising the table for consistent disclosure.
17. We note from your disclosure on page 10 that you anticipate having sufficient cash to support operating expenses until the summer and thereafter you intend to obtain additional working capital through SEDA financing from Cornell Capital Partners. In addition, we note that SEDA financing is contingent upon effective registration of common stock with the Securities and Exchange Commission. In light of the above comment regarding the viability of the SEDA, tell us, and revise your discussion to explain how you will fund working capital requirements if your common stock is not registered. Also revise Note 2 to your financial statements as necessary to address the how you plan to address your "short fall" if common stock is not registered.
18. The SEDA agreement discloses that Monitor Capital served as the placement and David Gonzalez will serve as the escrow agent. Please tell us and disclose whether there are any affiliations between or among David Gonzalez, Monitor Capital, Inc,. and Cornell Capital Partners. It appears that Cornell Capital Partners West Coast office and Monitor Capital share the same suite in San Diego. Please tell us whether Cornell Capital or any equity owners, officers or directors of Cornell Capital hold equity interests in Monitor Capital. Please describe any such ownership interests in Monitor Capital.
19. Please disclose the fees associated with the with Monitor Capital private placement agreement that is referenced in the SEDA with Cornell Capital. One you have a viable equity line, please file the private placement agreement as an exhibit. Other agreements referenced in the equity line agreement but not discussed in the filing nor filed as an exhibit include a registration rights agreement and escrow agreement. Please revise or advise.
Further,
it appears inappropriate for David Gonzalez to serve as escrow agent.
20. We note that section 4.3 of the Standby Equity Distribution Agreement refers to a "PIPE transaction being conducted by Bathgate," which includes a registration rights agreement pursuant to which the company is obligated to register the sale of its securities under the
Securities Act. Please provide us with copies of the executed Bathgate transaction agreements and provide appropriate and materially complete disclosure regarding this transaction.
21. We note you have not disclosed or discussed your critical accounting policies within your filing. Revise to discuss your critical accounting policies which are meant to supplement, not duplicate, the description of accounting policies in the footnotes.
We refer you to SEC Release 33-8040.
22. Tell us what consideration you gave to the accounting and disclosure provisions of the AICPA Practice Aid "Valuation of Privately-Held-Company Equity Securities Issued as Compensation" (the
"Practice Aid").
23. Tell us and disclose whether you obtained a contemporaneous valuation performed by an unrelated valuation specialist as defined by the Practice Aid. If not, please revise to disclose the following information related to issuances of equity instruments:

* Discuss the significant factors, assumptions, and methodologies used in determining the fair value of the underlying common stock; and
* Disclose the valuation alternative selected and the reason management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist.
24. Please confirm whether or not you have any off-balance sheet arrangements pursuant to Item 303(c) of Regulation S-B.

Risk Factors, page 11
25. "Because of our development status ..." page 11. This risk factor begins with a statement regarding whether you will ever emerge from the development stage. Similar statements appear elsewhere in the document although you state on page 2 that you believe your development stage has ended. Please clarify whether or not management believes the company to be in a development stage and revise accordingly.

Description of Property, page 17
26. State what your plans are for extending your current lease, which expires in June 2006. State whether the facilities will accommodate the additional staff you expect to hire and your anticipated commercial production and sales efforts in connection with rolling out the model 1 and model 2 versions of the Viper cruiser in mid and late 2006, respectively.

Share Ownership of Certain Beneficial Owners and Management, page
18
27. The information provided in the table should be as of the most recent practicable date. Please disclose the date as of which the information is provided.

Directors and Executive Officers, Promoters and Control Persons,
page
19
28. Please indicate the number of years Mr. Nesbitt served as president of Viper Motorcycles. Ensure that you have disclosed his business experience during the past five years.

Executive Compensation, page 19
29. The summary compensation table lists under "other" a fuel allowance. As this is a cash payment, it should be reported in the salary or bonus column and described in a footnote.
30. Disclose whether there is any proposal, understanding or arrangement concerning accrued earnings to be paid in the future. If there are no such arrangements, affirmatively acknowledge that there are none. Note that Item 402 of Regulation S-B requires disclosure of compensation awarded to, earned by, or paid to executive officers.
It is unclear from the 12-month expense table on page 10 how much of the line item "general and administrative expenses, including management compensation" constitutes total management compensation.

Certain Relationships and Related Transactions, page 20
31. For the private placements, loans from related parties, options and warrants and other agreements listed in this section, please provide all of the information required by Item 404 of Regulation S-
B, including the names of the related parties, their relationships to
Viper Powersports, and the amounts involved. Where options and warrants were issued in connection with financing services, please include the amount and terms of the grants in the discussion relating to the financing services to facilitate understanding of the entire transaction.
32. Please file copies of all of the contract agreements to which directors, officers, promoters or named securityholders are parties that are listed in this section, including but not limited to the $150,000 Series A convertible secured note with Mr. Palmlund and the consulting agreement with Racing Partners Management, Inc.
33. Describe the services rendered by Mr. Lowenthal that were valued at $62,000 and by Mr. Nesbitt. State the total value of the shares granted to Mr. Nesbitt and file copies of the consulting agreements.
34. Please confirm whether the $36,000 to be paid to Mr. Palmlund is included in your anticipated expenses for the next twelve months as disclosed in your plan of operations on page 10.

Purchase of motorcycle engine technology, page 22
35. We note your disclosure on page 2 of the business section regarding how this transaction was valued in comparison to the independent fair market value appraisal obtained from a business appraisal firm. Please include all of the information regarding the value of the transaction in the related transactions section. You may include a cross-reference in the business section to the more detailed discussion that should be disclosed here.

Part II

Recent Sales of Unregistered Securities, page 24
36. Please separately identify the transactions you believe were exempt from registration pursuant to Rule 701.
37. For transactions listed where you rely on Section 4(2), please disclose whether the purchasers were accredited or sophisticated, and if the latter, outline the access to information afforded to them.
38. For all transactions relating to services rendered, outline the services provided.
39. For the debt conversion plan, you state that the creditors were
"almost all accredited investors." Please clarify and disclose whether the non-accredited investors were sophisticated with access to information.
Exhibits
40. Please file copies of all material contracts, such as the production inventory financing agreement and Mr. Nesbitt`s employment agreement, required to be filed pursuant to Item 601(b)(10) of Regulation S-B. Ensure that descriptions of all of the material terms of the agreements are included in the document as appropriate.

Signatures
41. Pursuant to General Instruction B.2. to Form 10-SB, please ensure that the form bears the typed signature of Mr. Lai on the signature line.

Consolidated Financial Statements

Consolidated Statements of Stockholders` Equity (Deficit), page F-
5
42. We note from your Consolidated Statements of Stockholders`
Equity
(Deficit) that you have common stock and preferred stock outstanding.
Revise to disclose within your financial statement notes the pertinent rights of your securities outstanding, such as voting rights, liquidation preferences, conversion rights, etc. If your preferred stock has a preference in involuntary liquidation in excess of the par or stated value, disclose the liquidation preference in the equity section of your Consolidated Balance Sheets. We refer you to SFAS 129.
43. Tell us how you considered ASR 268 as it relates to your classification of preferred stock in Stockholders` Equity. In addition tell us how you considered paragraphs 6 through 12 of SFAS
133 and EITF 00-19 in accounting for the conversion feature of your preferred stock and for your outstanding warrants.

Notes to Consolidated Financial Statements

Note 1. Nature of Business and Summary of Significant Accounting
Polices, page F-7
44. We note that Viper Powersports, Inc. was incorporated in Nevada in 1980 under a different name, and was inactive for years. Tell us the name under which the Company filed its periodic reports pursuant to the 1934 Exchange Act.



Revenue Recognition
45. Revise to disclose your revenue recognition policy when dealers take advantage of financing through CDF. Tell us how you have considered FIN 45 in accounting for your continuing obligation to the financing company when dealers do not perform under dealer financing arrangements. Revise your notes to disclose this information as necessary.
46. Tell us how you have considered your obligation to pay the finance company the higher of the dealer loan balance or original invoice, in determining your guarantee liability. Also, revise your notes to include disclosures pursuant to paragraph 13 of FIN 45. Warranty
47. We note your warranty accounting policy disclosure. Tell us the costs incurred as it relates to your warranty of motorcycles sold in fiscal 2004 and 2003 and disclose the warranty reserve as of August
31, 2005 and December 31, 2004.  We refer you to paragraph 14 of
FIN
45.

Note 3. Purchase of Engine Development Technology, page F-12
48. We note you acquired engine technology and related assets from Thor Performance, Inc. in March 31, 2005. Tell us the following as it relates to this transaction:
* The nature of the Company`s relationship prior to and after this transaction, such as the ownership percentages of common shareholders before and after the transaction, the identity of those shareholders and whether your Company and Thor Performance were under common control prior to the transaction;
* How you considered SAB topic 5 G in accounting for this transaction;
* The assets acquired in this transaction such as research and development, intangible assets, fixed assets, working capital;
* How you considered the criteria in EITF 98-3 as it relates to classifying this as an asset acquisition as opposed to a business combination;
* Your basis for not expensing engine development costs pursuant to paragraph 12 of SFAS 2 and footnote 11 to paragraph 12 of SFAS 142;
* Your basis for assigning a ten-year life to engine development costs; and
* Why, it appears, engine development costs have not been amortized since the date of acquisition, i.e., the amount recorded on the balance sheet as of August 31, 2005 ($7,341,438) equals the amount assigned to engine development costs on March 31, 2005.

           We may have additional comments based on your response.

Note 5. Related Party Transactions, page F-13
49. Revise to disclose the nature of the relationships involved for all related party transactions and the amounts due to and from related parties at each balance sheet date, in addition to shareholder loans currently recorded, if applicable. We refer you to
SFAS 57.

Note 6. Common Stock Warrants and Options, page F-16
50. Please provide us with the following information in chronological order for stock option grants and other equity related transactions for the one-year period preceding the most recent balance sheet date and through the date of your response:

* The nature and type of stock option or other equity related transaction;
* The date of grant/issuance;
* Description/name of option or equity holder;
* The reason for the grant or equity related issuance;
* The number of options or equity instruments granted or issued;
* The exercise price or conversion price;
* The fair value of underlying shares of common stock;
* The total amount of deferred compensation or value assigned to beneficial conversion feature reconciled to your financial statement disclosures; and
* The amount and timing of expense recognition.

Continue to provide us with updates to the requested information for all equity related transactions subsequent to this request through the effective date of the registration statement.
51. Please provide us with objective evidence that supports your determination of the fair value of the underlying shares of common stock at each grant or issue date. This objective evidence could be based on valuation reports that rely on methodologies discussed in the AICPA Practice Aid or on current cash sales of the same or a similar company security to a willing unrelated party other than under terms and conditions arising from a previous transaction. Where you have obtained a third-party valuation, tell us what level of assurance the appraiser gave in the fair value assessment.
52. Reconcile and explain the differences between the fair values of the underlying common stock at each valuation date. This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common stock up to the filing of the registration statement.
53. Tell us what consideration you gave to the Practice Aid`s disclosure guidance in paragraph 179. As applicable, consider revising to include the following disclosures for options granted during the 12 months prior to the date of the most recent balance sheet included in the filing:

* For each grant date, the number of options or shares granted, the exercise price, the fair value of the common stock, and the fair value, per option (the number of options may be aggregated by month or quarter and the information presented as weighted-average per share amounts);
* Whether the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective; and
* Whether the valuation was performed by a related party.
54. Tell us how you valued your stock options and warrants issued for services (i.e., did you use the Black-Scholes model or other method) and how you determined the assumptions used in the valuation regarding expected volatility and expected term of the options.

      You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
      Please direct your questions or comments concerning matters related to the financial statements to Thomas Ferraro at 202-551-3225. Please address all other comments to Maryse Mills-Apenteng at
202-551-3457 or the undersigned at 202-551-3730.

								Sincerely,



								Barbara C. Jacobs
								Assistant Director
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John Lai
Viper Powersports, Inc.
December 22, 2005
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